Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2019

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 15, 2019, is included as appendix and incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 15, 2019	By	/s/ J.H.P.M. van Rossum
J. H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial
Center

The Hague – August 15, 2019

Aegon reports first half 2019 results

Net income increases to EUR 618 million reflecting realized gains and lower other charges

●	Underlying earnings decrease by 5% to EUR 1,010 million, reflecting lower fee income as a result of lower average asset balances in the US, and investments in the business to support growth
●	Fair value losses of EUR 394 million, driven by a strengthening of insurance provisions in the Netherlands as a result of adverse credit spread movements
●	Realized gains on investments of EUR 275 million, driven by the sale of bonds to optimize the investment portfolio in the Netherlands
●	Other charges of EUR 93 million include EUR 64 million model & assumption changes, mainly in the US
●	Return on equity declines to 9.6% due to lower net underlying earnings

Net outflows of EUR 2.7 billion despite higher gross deposits

●

Net outflows of EUR 2.7 billion driven by contract discontinuances in US Retirement Plans as well as outflows in the US annuities businesses and on the UK institutional platform. These are partly offset by net inflows in Asset Management and the Netherlands

●	New life sales decline by 4% to EUR 405 million
●	Accident & health insurance sales down by 45% to EUR 117 million, as a result of the previously announced exit of certain product lines and lower voluntary benefits sales in the United States
●	Property & casualty new premium production up by 7% to EUR 65 million

Increased interim dividend supported by strong capital position and normalized capital generation

●	Interim 2019 dividend increases by 7% to EUR 0.15 per share
●	Solvency II ratio of 197% at the top of the target zone; ratio decreases due to adverse market impacts
●

Normalized capital generation after holding expenses of EUR 714 million. Capital generation of EUR (788) million, including adverse market impacts of EUR 1.4 billion and one-time items of EUR (114) million

●	Market impacts are driven by adverse credit spread movements in the Netherlands, notably mortgage spreads, which increased to levels significantly above the long term average
●	Holding excess cash increases to EUR 1.6 billion, reflecting EUR 765 million gross remittances from subsidiaries. Aegon the Netherlands retained its planned remittance over the first half of the year
●	Gross financial leverage ratio amounts to 29.3% and remains in the 26 to 30% target range

Statement of Alex Wynaendts, CEO

“In a turbulent first half of 2019, market movements had a negative impact on the capital position in the Netherlands. We have, however, maintained a strong Group Solvency II ratio. Our hedging programs have effectively protected us against falling interest rates. In addition, we increased normalized capital generation and maintained a solid cash buffer. This allows us to raise our interim dividend by 7% to 15 eurocents per share.

Underlying earnings before tax were slightly lower as a result of outflows in our fee businesses in the United States and increased investments to support growth and improve customer experience. We are focused on expanding our customer base and strengthening customer retention. It is encouraging that new plan written sales in the US retirement business increased significantly and that gross deposits were up in most of our businesses.

We have made good progress in the execution of our strategy by driving efficiencies in those businesses we manage for value and allocating capital to those activities with the best growth prospects. We announced the sale of our joint ventures in Japan and completed the integration of Cofunds in the UK. Furthermore, we took the first steps in transferring the administration of back books in the UK and the Netherlands to modern platforms.”

Note: All comparisons in this release are against 1H 2018, unless stated otherwise

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 (0)330 336 9126
The Netherlands: +31 (0) 20 703 8211
Passcode: 3042273

The Hague – August 15, 2019

Financial overview
EUR millions [13]	Notes	First half 2019	First half 2018%		Second half 2018%

Underlying earnings before tax	1
Americas		576	602	(4)	614	(6)
Europe		439	435	1	404	9
Asia		32	31	2	23	38
Asset Management		60	83	(27)	69	(12)
Holding and other		(98)	(87)	(12)	(100)	3
Underlying earnings before tax		1,010	1,064	(5)	1,010	-

Fair value items		(394)	(3)	n.m.	(257)	(54)
Realized gains / (losses) on investments		275	(67)	n.m.	(10)	n.m.
Net impairments		(39)	-	n.m.	(19)	(106)
Other income / (charges)		(93)	(294)	68	(581)	84
Run-off businesses		8	(7)	n.m.	(7)	n.m.
Income before tax		767	692	11	136	n.m.
Income tax		(149)	(201)	26	117	n.m.
Net income / (loss)		618	491	26	253	144

Net income / (loss) attributable to:
Owners of Aegon N.V.		618	491	26	253	144
Non-controlling interests		-	-	-	1	n.m.

Net underlying earnings		833	863	(4)	891	(6)

Return on equity	4	9.6%	10.1%	(5)	10.2%	(6)

Commissions and expenses		3,180	3,269	(3)	3,404	(7)
of which operating expenses	9	1,918	1,863	3	1,923	-

Gross deposits (on and off balance)*	10
Americas		21,619	19,892	9	18,387	18
Europe		9,898	11,813	(16)	11,985	(17)
Asia		7	76	(91)	51	(86)
Asset Management		33,481	32,167	4	27,328	23
Total gross deposits		65,005	63,949	2	57,751	13

Net deposits (on and off balance)*	10
Americas		(3,471)	(7,139)	51	(7,594)	54
Europe		(1,961)	2,879	n.m.	(100)	n.m.
Asia		7	5	28	2	n.m.
Asset Management		3,241	8,254	(61)	(729)	n.m.
Total net deposits excluding run-off businesses		(2,184)	4,000	n.m.	(8,421)	74
Run-off businesses		(467)	(109)	n.m.	(126)	n.m.
Total net deposits / (outflows)		(2,651)	3,891	n.m.	(8,547)	69

New life sales	2, 10
Life single premiums		705	693	2	687	3
Life recurring premiums annualized		334	353	(5)	329	2
Total recurring plus 1/10 single		405	422	(4)	398	2

New life sales	2,10
Americas		200	212	(6)	208	(4)
Europe		137	140	(2)	138	(1)
Asia		67	70	(4)	52	30
Total recurring plus 1/10 single		405	422	(4)	398	2

New premium production accident and health insurance		117	213	(45)	95	23
New premium production property & casualty insurance		65	61	7	60	8

Market consistent value of new business	3	270	304	(11)	236	14
*Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Net & Gross Deposits of Japan are no longer included in 1H 2019.

Revenue-generating investments & Employee numbers
		June 30, 2019	Dec. 31, 2018%		June 30, 2018%
Revenue-generating investments (total)*		871,648	804,341	8	824,543	6
Investments general account		144,311	139,024	4	138,105	4
Investments for account of policyholders		213,137	194,353	10	193,211	10
Off balance sheet investments third parties		514,200	470,963	9	493,226	4

Employees		25,943	26,543	(2)	25,867	-
of which agents		6,878	6,793	1	6,511	6
of which Aegon’s share of employees in joint ventures and associates		7,070	6,854	3	6,451	10

*Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Revenue Generating Investments of Japan are no longer included in 1H2019. Off-balance investments for Japan amount to USD 2.4 billion per June 30, 2019.

1H 2019 Results - 2

The Hague – August 15, 2019

Strategic highlights

●	Drive for Growth: Commercial momentum increases in the US; UK completes last part of Cofunds integration with Nationwide migration
●	Scale-up for Future: Disciplined capital allocation with divestment of stake in Japanese joint ventures combined with continued investments in growth
●	Manage for Value: Administration of defined benefit pension business in the Netherlands transferring to TKP to further optimize the business

Aegon’s strategy

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the company’s strategy. The central focus of the strategy is to further transform Aegon from a product provider to a customer needs-driven company. This means serving diverse and evolving needs across the customer life cycle by being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient. Aegon aims to develop long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers’ lives.

The company continues to simplify its business while pivoting to sustainable growth in sales and capital generation. By developing long-term relationships with Aegon’s large customer base, and further improving customer engagement, the company strives for profitable organic growth. Active and structured portfolio management enables Aegon to create value for all its stakeholders including shareholders, business partners and customers. Sustainably growing capital generation is the basis of being able to provide shareholders with attractive returns, now and in the future.

Aegon groups its businesses into three distinct categories – Drive for Growth, Scale-up for Future, and Manage for Value:

●

The vast majority of Aegon’s investments are directed to multi-product, digitally-enabled and relationship-based Drive for Growth businesses which are at the core of the strategy and will drive future capital generation.

●	Scale-up for Future businesses are aimed at capturing meaningful new opportunities in a systematic way.
●	Manage for Value category consists of at-scale businesses, which are mostly spread-based, single-product relationships which are managed for value while keeping customers’ interests at heart.

Aegon remains committed to doing business in a responsible way by contributing to smart financial planning, promoting healthy lifestyles, and providing relevant solutions at every stage of the lives of its customers. Furthermore, the company takes a thoughtful approach to secure retirement and healthy aging in society, and aims to make a lasting contribution to a healthy environment through investments and active ownership. By acting as a responsible business, Aegon invests, where it can, to bring social benefits and contribute to a healthier environment. To support this approach, Aegon is a signatory to a number of international agreements, including the Global Coalition on Aging and the UN Principles for both Sustainable Insurance and Responsible Investments.

Americas

In April 2019, Transamerica implemented changes to its organizational structure by establishing cohesive leadership for two distinct business lines: Workplace Solutions and Individual Solutions. Focusing on these business lines will further increase Transamerica’s responsiveness to customers and distribution partners, positioning it to improve retention and accelerate growth.

Written sales of Retirement Plans increased by 74% to USD 10 billion in the first half of 2019 versus the same period last year, as Transamerica recorded two sales in excess of USD 1.0 billion each in the large market, while sales of middle market plans also increased. Written sales usually translate into gross deposits after 6 to 18 months.

Enhancements to Transamerica’s variable annuity product suite have yielded positive results in the first half of this year, with gross deposits of Transamerica’s Retirement Income Choice product increasing 76% versus the same period last year. The positive momentum is also reflected in Transamerica’s share of the variable annuity market as measured by Morningstar data. Its market share has steadily increased to 3.5% in the first quarter of this year, up from 3.3% in the fourth quarter of 2018. Investing in wholesale relationships and launching new products through the TCS platform will create additional future growth opportunities.

1H 2019 Results - 3

The Hague – August 15, 2019

In June 2019, Vanguard announced the strategic decision to exit the white label distribution and administration partnership with Transamerica by the end of this year. Vanguard sales were USD 0.4 billion in the first half of 2019. Although this will lead to lower sales in the short term, it provides an opportunity in the medium term to execute an alternative strategy to more widely distribute a white label product, as Vanguard’s was an exclusive distribution arrangement.

Aegon announced in March 2019 that it had entered into an agreement with Long Term Care Group (LTCG), an independent third-party administrator, to transfer the administration and claims management of its long term care insurance business line. The transaction will enable Transamerica to accelerate the expansion of its digital capabilities and the modernization of its Long Term Care insurance platform.

The partnership with Tata Consultancy Services (TCS), announced on January 11, 2018, aims to transform the administration of Transamerica’s insurance and annuities business lines. Transamerica’s focus on improving customer experience in a digitally enabled way is supplemented by this partnership as it benefits from the transformation and technology innovation capabilities of TCS. This has led to a 9 points increase in the transactional Net Promoter Score (tNPS) between the end of 2017 and the end of the first half of 2019 in the life and annuity business lines. The tNPS measures the level of customer satisfaction relating to their recent interaction with the company.

In Mexico, Transamerica took the strategic decision to wind down its joint venture with Akaan, as the business has not performed according to expectations. The joint venture started selling products in 2017 by offering a variety of mutual funds and investment solutions. This was an example of a Scale-up for the Future business, which are established to develop profitable businesses for the future. They are, however, measured against clear investment criteria, and if these are not met, initiatives are discontinued.

On July 1, 2019, Transamerica Advisors Life Insurance Company (TALIC) merged with Transamerica Life Insurance Company (TLIC). This is expected to generate approximately USD 0.2 billion of capital in the second half of 2019, as a result of diversification benefits.

Europe

In Europe, Aegon’s focus is on growing its modern digitally-enabled businesses organically and reinforcing its commitments to reallocate capital to future-proof businesses.

In the Netherlands, Aegon announced that it will operationally integrate Aegon Bank and Knab. The Aegon Bank brand has been successfully focusing on (bank) savings and investment products in recent years. Aegon’s fully digital bank Knab has grown significantly with a strong focus on customer experience in the past few years. By combining Aegon Bank and Knab, Aegon will strengthen its leading position as digital bank in the Dutch marketspace. Knab will be the leading brand for the bank going forward.

To further optimize the pension business, Aegon the Netherlands has started to transfer the administration of the defined benefit pension book to its TKP platform, expected to be completed by 2023. TKP is recognized as a leading and efficient administrator in the Dutch market. It is growing rapidly and had 3.7 million pension participants at the end of the first half of 2019. By transferring existing pension contracts onto the TKP platform, Aegon’s life business will be able to make its expense base more variable.

The combined benefit of these initiatives in the Netherlands are expected to lead to annual run-rate expense savings of approximately EUR 35 million by 2023. Total restructuring charges are estimated to be in a range around the total annual savings.

1H 2019 Results - 4

The Hague – August 15, 2019

In the United Kingdom, the Cofunds integration was completed, as the assets under administration related to Nationwide were migrated onto Aegon’s platform. To date, Aegon has realized GBP 40 million in annualized expense savings from integrating the Cofunds business, a figure which will rise to GBP 60 million later this year, as legacy systems are decommissioned and an office is closed. Aegon UK offers personal and workplace pensions, investments, protection products and services. It is the leading platform provider in the United Kingdom with GBP 140 billion of assets under administration at the end of the first half of 2019.

In the United Kingdom, Aegon took the first steps in transferring the administration of the Existing Business to Atos. The partnership with Atos became effective on June 1, 2019, and included the transfer of approximately 800 Aegon employees to their new employer. This agreement will generate run-rate expense savings for Aegon of GBP 10 million initially, growing to GBP 30 million over time, as announced on November 20, 2018.

Asia

In Asia, Aegon allocates capital to digital business models in growing markets. In line with its strategy to focus on driving profitable sales growth and sustainably growing capital generation, Aegon announced an agreement to sell its 50% stake in the variable annuity joint ventures in Japan for cash proceeds of approximately EUR 130 million on May 17, 2019. The transaction agreements were signed on June 28, 2019. The divestment is subject to normal regulatory approvals and is expected to be completed by the end of 2019.

Aegon Life Insurance and MobiKwik, India’s second largest mobile wallet provider, have joined forces to launch a smart digital insurance product in India. This product, called the Aegon Life Group Term Plus Plan, offers both death and accidental disability benefits to customers on MobiKwik platforms. With this partnership, Aegon aims to expand its distribution reach while providing innovative insurance solutions to its customers.

Asset Management

Aegon has appointed a new CEO for Aegon Asset Management, Bas NieuweWeme. This appointment (effective per June 24, 2019) demonstrates Aegon’s continuing commitment to building a growing and sustainably profitable business. Bas NieuweWeme will bring a fresh perspective gained from having worked with leading global asset management firms, in the world’s largest markets.

Growing external third-party assets remains an important part of Aegon Asset Management’s strategy. The continuing strong external third-party net inflows of EUR 3.2 billion in the first half of 2019 reflect Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

One of the key elements enabling Aegon Asset Management’s success in the long term is better proximity to customers in chosen markets. To build out the distribution strategy in China, an agreement was recently signed, supporting the development of a Wholly Foreign-Owned Enterprise (WFOE), a new type of investment entity that is fully foreign-owned. This will further deepen Aegon’s strategic relationship in the region. It will create the opportunity to sell offshore products into the Chinese market, complementing the current local joint ventures. It will also give access to the USD 2 trillion private fund market.

Responsible investing is another important element of Aegon Asset Management’s strategy. For the third consecutive year, Aegon Asset Management has scored the highest possible rating (A+) for strategy and governance of responsible investment activities in the annual assessment published by the Principles for Responsible Investment (PRI), the world’s leading authority in this field.

In the context of the creation of an alliance in the bancassurance sector, Groupe BPCE and La Banque Postale have agreed on the principles of an enhanced business partnership. Part of those principles includes the implementation of a project to merge their euro-fixed income investment activities, which are mainly insurance-related, into a common platform. Today, this has no influence on Aegon’s stake in La Banque Postale Asset Management. Aegon Asset Management will remain close to its respected partner throughout this process to work towards the optimal outcome in an environment that continues to focus on consolidation as a key driver for the creation of sustainable profitability.

1H 2019 Results - 5

The Hague – August 15, 2019

Financial highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 5% compared with the first half of 2018 to EUR 1,010 million. Excluding favorable currency movements, earnings decreased by 9%. This was largely the result of lower fee income from Retirement Plans and Variable Annuities in the US, as well as investments in the business to support growth and to improve customer experience. Furthermore, Asset Management recorded lower performance fees, while the loss in the Holding increased as more interest expenses were reported through the profit & loss account instead of directly through shareholders’ equity.

Underlying earnings from the Americas decreased by 4% to EUR 576 million. Excluding favorable currency effects, earnings declined by 11%, mainly caused by lower fee income in Retirement Plans and Variable Annuities from lower average asset balances. Furthermore, expenses increased as a result of investments to support growth and improve customer experience. This was partly offset by better claims experience in Life, higher earnings in Fixed Annuities and EUR 23 million higher one-time benefits in Accident & Health.

Underlying earnings before tax from Aegon’s operations in Europe increased by 1% to EUR 439 million. This was driven by higher investment results in the Netherlands, supported by a shift to higher-yielding assets, as well as higher Digital Solutions earnings in the UK, reflecting higher average asset balances. This was largely offset by lower earnings in Southern and Eastern Europe (SEE) caused by the loss of earnings due to the sale of the Czech and Slovak operations. Furthermore, non-life earnings in the Netherlands declined due to lower disability provision releases.

Aegon’s underlying earnings in Asia increased by 2% to EUR 32 million. Excluding favorable currency movements, earnings decreased by 5%, caused by the High-Net-Worth (HNW) business due to lower interest rates. This was largely offset by better results from the strategic partnerships in China, driven by business growth and favorable persistency, and in India, reflecting lower investment in new business in the traditional channel as the business pivots towards digital channels.

Underlying earnings before tax from Aegon Asset Management were down by 27% to EUR 60 million in the first half of 2019. This decrease was largely the result of lower performance fees in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), which were exceptionally high last year. Furthermore, earnings in Europe declined, mainly due to outflows in the United Kingdom.

The result from the Holding declined to a loss of EUR 98 million, mainly as a result of interest expenses on USD 800 million Tier 2 securities issued in April 2018 to replace perpetual securities. Interest expenses for these Tier 2 securities are reported through the P&L, while the interest expenses for the perpetuals were recognized directly through equity.

Net income

Net income increased by 26% to EUR 618 million in the first half of 2019, driven by realized gains and lower other charges, partly offset by a higher loss on fair value items.

Fair value items

The loss from fair value items amounted to EUR 394 million.

Fair value losses in the Netherlands were EUR 459 million, caused by a EUR 1.4 billion strengthening of insurance provisions as result of a shortfall in the Liability Adequacy Test (LAT) driven by credit spread movements. The LAT assesses the adequacy of IFRS insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and the difference between the fair value and the book value of those assets measured at amortized cost, mainly residential mortgages. In the first half of 2019, mortgage spreads widened as consumer prices did not react to the drop in risk-free interest rates. This

1H 2019 Results - 6

The Hague – August 15, 2019

decreased the value of Aegon’s mortgage portfolio, while unrealized gains on the value of the bond portfolio reduced due to the sale of bonds to optimize the investment portfolio in the Netherlands. In addition, the reduction in illiquidity premium increased the fair value of IFRS insurance liabilities. The LAT shortfall was partially offset by EUR 484 million fair value gains on hedges and a gain on the guarantee provision of EUR 369 million, both mainly driven by lower interest rates. Furthermore, fair value items included EUR 100 million real estate revaluations.

Fair value gains of EUR 157 million in the Americas were driven by gains on the macro hedge net of reserve movements.

Fair value losses in the United Kingdom amounted to EUR 76 million and were mainly due to negative fair value movements on equity hedges following rising equity markets.

Realized gains on investments

Realized gains on investments totaled EUR 275 million, reflecting EUR 224 million gains on the sale of bonds to optimize the investment portfolio in the Netherlands.

Net impairments

Net impairments were EUR 39 million, predominantly caused by the impairment of corporate bonds resulting from bankruptcy filings in the United States.

Other charges

Other charges of EUR 93 million were driven by EUR 64 million model & assumption changes, mainly in the United States, EUR 72 million restructuring expenses in the United Kingdom and the United States, including the wind down of the Akaan Transamerica joint venture in Mexico, as well as EUR 41 million IFRS 9 / 17 implementation expenses. These were partly offset by a EUR 70 million gain on the sale of Aegon’s Czech and Slovak operations and a EUR 21 million gain resulting from the restructuring of financing agreements related to the merger of two reinsurance captives in the United States.

Run-off businesses

The result from run-off businesses amounted to a profit of EUR 8 million, driven by higher results on the retained individual life reinsurance business, which can be volatile.

Income tax

Income tax amounted to a charge of EUR 149 million, while income before tax was EUR 767 million, resulting in an effective tax rate on net income of 19.4% in the first half of 2019. The effective tax rate reflects the tax exempt gain on the divestment of Aegon’s Czech and Slovak operations, and tax exempt income and the use of tax credits in the United States.

Return on equity

Return on equity decreased by 50 basis points compared with the same period last year to 9.6% in the first half of 2019, caused by lower net underlying earnings and higher average shareholders’ equity excluding revaluation reserves.

Operating expenses

Operating expenses increased by 3% to EUR 1,918 million, but were flat on a constant currency basis. This reflects investments to support growth and improve customer experience in the United States, the acquisition of Robidus in the Netherlands, and higher IFRS 9 / 17 implementation expenses. These were offset by lower restructuring expenses in the United States and the divestment of Aegon’s Czech, Slovak and Irish operations.

1H 2019 Results - 7

The Hague – August 15, 2019

Sales

Gross deposits increased by 2% to EUR 65 billion, and were essentially stable excluding favorable currency movements, as higher deposits in the Americas, the Netherlands and Asset Management were offset by lower deposits in the United Kingdom. Gross deposits in the Americas increased 9%, and 1% on constant currencies, driven by higher takeover deposits in Retirement Plans, higher Variable Annuity deposits reflecting product enhancements, as well as increased fixed indexed annuity sales. Asset Management’s gross deposits rose 4%, driven by AIFMC, Aegon’s joint venture in China. In the Netherlands gross deposits increased by 41%, driven by continued momentum at Aegon’s Premium Pension Institution (PPI) and online bank Knab. The 51% decline in the United Kingdom was mainly the result of lower institutional platform flows, which have a low margin.

Net outflows amounted to EUR 2.7 billion for the first half of this year due to EUR 3.5 billion net outflows in the United States, mainly due to contract discontinuances in Retirement Plans. Variable Annuities and Fixed Annuities also recorded outflows, as these businesses mature. Furthermore, the United Kingdom had net outflows of EUR 2.8 billion, following lower gross deposits. This was partly offset by EUR 3.2 billion external third-party net inflows at Asset Management, driven by new mandates at AIFMC.

New life sales declined by 4% to EUR 405 million, as a result of lower term life, universal life and whole life sales in the United States and lower sales in the Asian HNW business. The latter was impacted by macro uncertainties and a shift of the market towards whole life type products.

New premium production for accident & health insurance decreased by 45% to EUR 117 million. This was predominantly caused by lower sales in the travel insurance, affinity and stop loss segments in the United States, which resulted from the previously announced strategic decision to exit these segments. Furthermore, workplace voluntary benefits sales declined. New premium production for property & casualty insurance increased by 7% to EUR 65 million, driven by Hungary.

Market consistent value of new business

Market consistent value of new business (MCVNB) decreased by 11% to EUR 270 million, mainly due to lower margins as a result of lower interest rates and lower sales volumes in the United States. This was partially offset by higher MCVNB in the United Kingdom, driven by higher pension volumes in Digital Solutions and better margins in Existing Business.

Revenue-generating investments

Revenue-generating investments increased by 8% during the first half of 2019 to EUR 872 billion. This reflects favorable market movements, partly offset by net outflows.

Shareholders’ equity

Shareholders’ equity increased by EUR 1.9 billion to EUR 21.5 billion on June 30, 2019, primarily driven by higher revaluation reserves as a result of lower interest rates and tightening credit spreads. Shareholders’ equity excluding revaluation reserves increased by EUR 0.1 billion to EUR 16.2 billion – or EUR 7.78 per common share – at the end of the first half 2019. Net income more than offset dividends paid to shareholders and the impact of adverse market movements on defined benefit obligations.

Gross financial leverage ratio

The gross financial leverage ratio increased by 10 basis points to 29.3% in the first half of 2019, which is within Aegon’s 26 – 30% target range. In the first half of 2019, Aegon successfully issued EUR 500 million Restricted Tier 1 perpetual contingent convertible securities, with a fixed coupon of 5.625%. The proceeds thereof were used to redeem USD 500 million grandfathered Tier 1 securities with a coupon of 6.5%. This resulted in a slight increase in leverage, which more than offset higher shareholders’ equity excluding revaluation reserves.

1H 2019 Results - 8

The Hague – August 15, 2019

Holding excess cash

Holding excess cash increased from EUR 1,274 million to EUR 1,632 million during the first half of the year, as gross remittances from subsidiaries more than offset cash outflows.

The group received EUR 765 million in gross remittances from subsidiaries, of which EUR 397 million came from the Americas, EUR 344 million from Europe and EUR 24 million from Asset Management. This included an extraordinary dividend from the United Kingdom of EUR 112 million and EUR 131 million proceeds from the divestment of Aegon’s activities in the Czech Republic and Slovakia. Aegon the Netherlands retained its planned remittance over the first half of the year, as the unit is currently below its Solvency II target zone. Aegon the Netherlands intends to resume remittances once it returns to its target zone.

Capital injections of EUR 142 million primarily related to investments in business growth. Aegon Bank received capital of EUR 45 million to fund increased capital requirements as a result of a shift to consumer and small business loans, as well as overall balance sheet growth. Other capital injections in Europe of EUR 45 million mainly related to Aegon’s own business in Spain and Turkey. Capital injections related to digital distribution initiatives in Asia amounted to EUR 29 million, while those in the variable annuity joint ventures in Japan were EUR 24 million. As part of the sale of Aegon’s 50% stake in these joint ventures, which was announced on May 17, 2019, it was agreed that the purchase price will be increased for EUR 22 million of capital injections.

In the first half of 2019, EUR 169 million holding excess cash was deployed for the cash portion of the final 2018 dividend. Net debt issuance increased holding excess cash by EUR 51 million. The remaining cash outflows of EUR 145 million mainly related to holding funding and operating expenses.

Capital generation

Capital generation after holding expenses amounted to EUR (788) million for the first half of 2019. Adverse market movements totaled EUR 1.4 billion and unfavorable one-time items amounted to EUR 114 million, bringing normalized capital generation to EUR 714 million. Market impacts were mainly driven by unfavorable credit spread movements in the Netherlands. One-time items included the change in the treatment of illiquid investments and the lowering of the ultimate forward rate, both in the Netherlands, which more than offset the benefits of management actions.

Solvency II ratio

Despite a decrease of Aegon’s Group Solvency II ratio from 211% to 197% during the first half of 2019, the ratio was at the upper end of the target zone of 150 – 200%. The ratio decreased, as normalized capital generation was more than offset by payment of the final 2018 dividend, adverse market impacts, and one-time items, including model & assumption changes in Asia.

The estimated RBC ratio in the United States increased to 472% on June 30, 2019, from 465% on December 31, 2018, and remained well above the bottom-end of the target range of 350%. The increase mainly resulted from retained capital generation and favorable one-time items. Market impacts were on balance slightly adverse, as the benefit from higher equity markets was more than offset by the impact from lower interest rates.

The estimated Solvency II ratio in the Netherlands decreased to 152% on June 30, 2019, from 181% on December 31, 2018 mainly driven by adverse market impacts. Negative market impacts of 38%-points resulted from adverse credit spread movements on both assets and insurance liabilities. Aegon expects a significant part of these market impacts to reverse over time. The widening of credit spreads on mortgages was driven by the drop in risk-free interest rates while customer mortgage rates hardly moved, and resulted in a decrease in the value of Aegon’s mortgage portfolio. In Aegon’s view, this development is not a reflection of deterioration of credit quality in the portfolio. At the same time, credit spreads on bonds tightened and led to a 15 basis points reduction of the EIOPA (European Insurance and Occupational Pensions Authority) volatility adjustment from 24 to 9 basis points. This resulted in a lower discount rate for Aegon’s insurance liabilities and a corresponding reduction of the Solvency II ratio.

1H 2019 Results - 9

The Hague – August 15, 2019

After discussions with the Dutch Central Bank, certain illiquid investments are now treated as equities under the standard formula instead of loans under the internal model. This resulted in a significant increase in required capital and reduced the Solvency II ratio of Aegon the Netherlands by 8%-points. Furthermore, the lowering of the UFR had an adverse impact of 4%-points. Management actions contributed positively to the Solvency II ratio of Aegon the Netherlands and consisted mainly of the benefit from the merger between Aegon Leven and Optas as well as the optimization of the investment portfolio, including the sale of bonds. In line with its peers and consistent with the calculation of Aegon’s Group Solvency II ratio, Aegon Bank has been removed from the calculation of the Solvency II ratio of Aegon the Netherlands, which had a positive impact of 3%-points on the unit’s ratio.

As previously announced, Aegon reviewed its Solvency II target zone for the Netherlands following a change to the modeling of the dynamic volatility adjustment in the second half of 2018. This model change was made to align with EIOPA guidance, and resulted in increased credit sensitivities for Aegon the Netherlands. As a result, management decided to increase the bottom-end of the target range from 150% to 155%.

The estimated Solvency II ratio in the United Kingdom decreased to 165% on June 30, 2019, from 184% on December 31, 2018, and remained well above the bottom-end of the target range of 145%. The decrease was mainly driven by GBP 160 million remittances to the Holding, including an extraordinary dividend of GBP 100 million on the back of Aegon UK’s solid and resilient capital position. Adverse market impacts were mainly caused by tightening credit spreads, which led to a lower discount rate for the own employee pension plan.

Interim 2019 dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in Aegon’s performance, which can grow over time if Aegon’s performance so allows. The 2019 interim dividend amounts to EUR 0.15 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the interim 2019 stock dividend in the fourth quarter of this year.

Aegon’s shares will be quoted ex-dividend on August 23, 2019. The record date is August 26, 2019. The election period for shareholders will run from August 28 up to and including September 13, 2019. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 9 through September 13, 2019. The stock dividend ratio will be announced on Aegon’s website on September 13, 2019, and the dividend will be payable as of September 20, 2019.

1H 2019 Results - 10

The Hague – August 15, 2019

Aegon N.V.
Holding excess cash
		2018		2019
EUR millions	First half	Second half	Full Year	First half
Beginning of period	1,354	1,923	1,354	1,274

Dividends received	593	786	1,379	634
Divestments	196	-	196	131
Gross remittances	788	786	1,575	765

Capital injections	(87)	(57)	(144)	(142)
Acquisitions	-	(97)	(97)	-
Net capital flows to the holding	701	632	1,333	622

Funding and operating expenses	(163)	(170)	(333)	(142)
Dividends and share buybacks	(167)	(410)	(577)	(170)
Leverage issuances / (redemptions)	200	(700)	(500)	51
Other	(2)	(2)	(3)	(3)
Holding expenses and capital return	(132)	(1,281)	(1,413)	(264)

End of period	1,923	1,274	1,274	1,632

Aegon N.V.
Solvency II ratio
		June 30,	Dec. 31,	June 30,
EUR millions	Notes	2019	2018	2018

Eligible Own Funds		17,679	17,602	17,092

Consolidated Group SCR		8,996	8,349	7,940

Solvency II ratio	11b, 12	197%	211%	215%

Eligible Own Funds to meet MCR		6,296	7,335	7,275

Minimum Capital Requirement (MCR)		2,150	1,965	1,909

MCR ratio		293%	373%	381%

United States - RBC ratio		472%	465%	490%
The Netherlands - Solvency II ratio *		152%	181%	190%
United Kingdom - Solvency II ratio		165%	184%	197%

* Please note that as per 1H 2019, Aegon Bank is excluded from the Solvency II ratio of Aegon NL.

1H 2019 Results - 11

The Hague – August 15, 2019

Americas

●	Underlying earnings before tax decrease by 11% to USD 651 million due to lower fee income in Retirement Plans and Variable Annuities, and also from investments in the business
●	Net income increases to USD 660 million, reflecting positive fair value items
●

Gross deposits increase 1% to USD 24.4 billion, supported by product enhancements and a new distribution partnership; net outflows of USD 4.4 billion mainly from Retirement Plans and Variable Annuities

●	Return on capital decreases by 20 basis points to 8.7%

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first half of 2019 decreased by 11% to USD 651 million, largely due to lower fee income in Retirement Plans and Variable Annuities, as well as investments in the business to support growth and improve customer experience. This was partly offset by better claims experience in Life and higher earnings in Fixed Annuities.

●

Life earnings increased by 13% to USD 109 million, driven by better persistency and mortality experience. Adverse persistency experience in the first half of 2019 was USD 23 million compared with USD 55 million in the same period last year, while adverse mortality experience was USD 57 million this half year versus USD 67 million in the first half of 2018. This was partially offset by the one-time impact from lower interest rates on intangibles and higher expenses to support growth and improve customer experience.

●

Earnings from Accident & Health increased by 4% to USD 128 million, as one-time benefits increased by USD 26 million, related to reserve releases for paid-up Long-Term Care policies where the insured was found to be deceased. This was partly offset by the impact of product exits in travel, affinity and stop loss insurance.

●

Earnings from Retirement Plans decreased by 44% to USD 76 million. This was caused by higher operating expenses to support growth and improve the Workplace experience, lower fee income from lower average asset balances, and a lower investment margin.

●	Mutual Funds earnings decreased by 28% to USD 19 million, as a result of lower fee income from lower balances and lower margins, as well as higher operating expenses.

●	Earnings from Variable Annuities decreased by 20% to USD 202 million, primarily caused by lower fee income from lower average balances.

●	Earnings from Fixed Annuities increased by 34% to USD 69 million, driven by favorable intangible adjustments and improved persistency, both driven by lower interest rates.

●	Stable Value Solutions earnings declined by 8% to USD 43 million, caused by margin pressure.

●

Earnings from Latin America increased by USD 8 million to USD 4 million, reflecting growth from the Aegon Mongeral joint venture in Brazil and the strategic decision to wind down the loss-making Akaan Transamerica joint venture in Mexico.

Net income

Net income from Aegon’s businesses in the Americas increased by USD 371 million to USD 660 million in the first half of 2019. This was driven by positive fair value items and realized gains.

The results from fair value items amounted to a profit of USD 177 million.

●	The gain on fair value hedges without an accounting match under IFRS was USD 174 million, driven by gains on the macro hedge net of reserve movements, reflecting favorable equity markets.
●	The result on fair value hedges with an accounting match amounted to a loss of USD 24 million, mainly caused by credit spread tightening.
●	The results on fair value investments amounted to a profit of USD 27 million, mainly from the impact of credit spreads on derivatives.

1H 2019 Results - 12

The Hague – August 15, 2019

Realized gains on investments of USD 28 million resulted from normal trading activity. Net impairments amounted to USD 20 million, reflecting impairments of corporate bonds resulting from bankruptcy filings. The run-off businesses increased to a profit of USD 9 million, driven by higher results on the retained individual life reinsurance business, which can be volatile.

Other charges of USD 71 million were mainly caused by model and assumption changes of USD 80 million. These mainly related to charges for surrender, lapse and mortality updates in Life, partly offset by gains driven by updates to variable annuity and indexed universal life model and assumptions. Other charges also included USD 16 million restructuring charges related to the TCS partnership and the decision to exit the Akaan Transamerica joint venture in Mexico. These were partly offset by a USD 24 million gain resulting from the restructuring of financing agreements related to the merger of two reinsurance captives.

Income tax expenses in the first half of 2019 amounted to USD 114 million or a 15% effective tax rate. This is below the statutory rate of 21% due to tax exempt income and the use of tax credits.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the first half of 2019, excluding revaluation reserves, decreased by 20 basis points to 8.7%. The decrease was mainly the result of lower net underlying earnings.

Operating expenses

Operating expenses decreased by 9% to USD 872 million, as restructuring expenses related to the TCS partnership were USD 100 million lower than last year. This was partly offset by investments to support growth and improve customer experience.

Sales

Gross deposits increased by 1% to USD 24.4 billion. Deposits in Retirement Plans rose by 2% to USD 19.0 billion, due to higher takeover deposits and growth through the Advice Center. Deposits in Fixed Annuities increased 75% to USD 0.4 billion as a result of higher fixed indexed annuity sales, reflecting product enhancements and a new distribution partnership. Gross deposits in Variable Annuities were up by 2% to USD 1.7 billion year-on-year, driven by product enhancements.

Total net outflows amounted to USD 4.4 billion in the first half of 2019. Net outflows in Retirement Plans totaled USD 1.7 billion for the first half, mainly caused by contract discontinuances of USD 7.7 billion, and increased participant withdrawals. Net outflows in Variable Annuities amounted to USD 1.5 billion due to surrenders as the business matures. Net outflows in Mutual Funds of USD 0.2 billion were the result of increased withdrawals from equity and bonds funds, reflecting market volatility. Fixed Annuities experienced net outflows of USD 0.6 billion as the traditional book matures.

New life sales were down by 12% to USD 226 million, mainly caused by lower term life, universal life and whole life sales. Indexed universal life sales were stable.

New premium production for Accident & Health insurance declined by 57% to USD 98 million as a result of the previously announced strategic decision to exit the travel insurance, affinity and stop loss insurance segments, and lower workplace voluntary benefits sales.

Market consistent value of new business

Market consistent value of new business decreased by 31% to USD 167 million. This was largely caused by Variable Annuities, mainly reflecting lower interest rates, and Life, due to lower sales volumes and higher expenses.

Revenue-generating investments

Revenue-generating investments increased by 9% compared with year-end 2018 to USD 461 billion, driven by higher equity markets, lower interest rates and credit spread tightening. This was partially offset by net outflows.

1H 2019 Results - 13

The Hague – August 15, 2019

Americas
USD millions	Notes	First half 2019	First half 2018%		Second half 2018%

Underlying earnings before tax by line of business
Life		109	96	13	167	(34)
Accident & Health		128	123	4	136	(6)
Retirement Plans		76	137	(44)	59	31
Mutual Funds		19	26	(28)	19	-
Variable Annuities		202	253	(20)	217	(7)
Fixed Annuities		69	52	34	62	11
Stable Value Solutions		43	47	(8)	46	(6)
Latin America		4	(4)	n.m.	2	81
Underlying earnings before tax		651	729	(11)	708	(8)

Fair value items		177	(91)	n.m.	(634)	n.m.
Realized gains / (losses) on investments		28	(150)	n.m.	(91)	n.m.
Net impairments		(20)	5	n.m.	(15)	(36)
Other income / (charges)		(71)	(106)	33	(363)	80
Run-off businesses		9	(8)	n.m.	(7)	n.m.
Income before tax		774	379	104	(402)	n.m.
Income tax		(114)	(90)	(27)	174	n.m.
Net income / (loss)		660	289	128	(229)	n.m.

Net underlying earnings		564	609	(7)	667	(15)

Commissions and expenses		2,077	2,397	(13)	2,378	(13)
of which operating expenses		872	960	(9)	892	(2)

Gross deposits (on and off balance) by line of business	10
Life		3	4	(17)	4	(25)
Retirement Plans		19,025	18,714	2	15,570	22
Mutual Funds		3,205	3,418	(6)	3,611	(11)
Variable Annuities		1,695	1,662	2	1,590	7
Fixed Annuities		362	208	75	235	54
Latin America		137	89	54	125	10
Total gross deposits		24,427	24,095	1	21,135	16

Net deposits (on and off balance) by line of business	10
Life		(19)	(18)	(7)	(18)	(11)
Retirement Plans		(1,665)	(6,670)	75	(5,951)	72
Mutual Funds		(196)	146	n.m.	(773)	75
Variable Annuities		(1,451)	(1,542)	6	(1,504)	4
Fixed Annuities		(584)	(641)	9	(604)	3
Latin America		(5)	77	n.m.	88	n.m.
Total net deposits excluding run-off businesses		(3,922)	(8,648)	55	(8,761)	55
Run-off businesses		(527)	(131)	n.m.	(145)	n.m.
Total net deposits / (outflows)		(4,449)	(8,779)	49	(8,907)	50

New life sales	10
Life single premiums		45	50	(10)	46	(2)
Life recurring premiums annualized		222	252	(12)	235	(6)
Total recurring plus 1/10 single		226	257	(12)	239	(5)

Life		201	218	(8)	198	1
Latin America		25	39	(34)	41	(38)
Total recurring plus 1/10 single		226	257	(12)	239	(5)

New premium production accident and health insurance		98	228	(57)	84	17

Revenue-generating investments
		June 30, 2019	Dec. 31, 2018%		June 30, 2018%
Revenue-generating investments (total)		460,749	423,650	9	455,172	1
Investments general account		84,012	81,231	3	84,051	-
Investments for account of policyholders		117,752	108,996	8	120,291	(2)
Off balance sheet investments third parties		258,985	233,424	11	250,830	3

1H 2019 Results - 14

The Hague – August 15, 2019

Europe

●	Underlying earnings before tax increase by 1% to EUR 439 million, mainly driven by the Netherlands
●	Net income decreases to EUR 115 million, mainly reflecting fair value losses in the Netherlands
●	Net outflows of EUR 2.0 billion as net inflows in the Netherlands are offset by outflows in the United Kingdom
●	New life sales decline by 2% to EUR 137 million reflecting the divestment of businesses in Czech Republic and Slovakia

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 1% compared with the first half of 2018 to EUR 439 million. Earnings were up in all regions adjusting for the lower earnings as a result of the divestment of Czech Republic and Slovakia, which closed in January 2019.

●

Earnings in the Netherlands were up by 3% to EUR 328 million. Life earnings increased from EUR 238 million in the first half of 2018 to EUR 262 million in the current period as a result of an improved investment margin, reflecting the shift to higher-yielding assets and lower profit sharing. Earnings from Non-life declined to EUR 10 million due to lower disability provision releases compared with last year. Banking earnings amounted to EUR 48 million. A higher net interest margin, reflecting balance sheet growth and lower funding costs, was offset by higher expenses in line with the bank’s growth. Service business earnings remained stable at EUR 7 million.

●

In the United Kingdom earnings increased by 2% to EUR 70 million. Digital Solutions earnings rose to EUR 16 million, driven by higher fee income as a result of increased assets on the platform. Earnings of the Existing Business declined to EUR 53 million, caused by net outflows, including upgrades to the digital platform, and lower investment income following bond sales.

●

As of this year, Central & Eastern Europe and Spain & Portugal are combined into Southern and Eastern Europe (SEE). Earnings in SEE decreased to EUR 42 million, mainly due to the loss of earnings from Czech Republic and Slovakia following the divestment. On a like-for-like basis, earnings increased by 1%, reflecting an upswing in earnings from Spain and Portugal. This was partly offset by negative impacts of the Romanian pension regulation change, weaker Hungarian results compared to the exceptional high level in the first half of last year and lower results in Poland caused by a decreasing life portfolio and investments in a new pension proposition.

Net income

Net income from Aegon’s businesses in Europe decreased to EUR 115 million and was mainly driven by the fair value result in the Netherlands. The loss from fair value items in Europe was EUR 536 million, driven by a EUR 1.4 billion increase of insurance provisions from a shortfall in the Liability Adequacy Test (LAT) in the Netherlands. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and the difference between the fair value and the book value of those assets measured at amortized cost, mainly residential mortgages. In the first half of 2019 mortgage spreads widened as consumer prices did not react to the drop in risk-free interest rates, while mortgage rates hardly moved. This decreased the fair value of Aegon’s mortgage portfolio, while the unrealized gains of the bond portfolio reduced due to the sale of bonds to optimize the investment portfolio in the Netherlands. In addition, the reduction in illiquidity premium increased the fair value of IFRS insurance liabilities. The LAT shortfall was partly offset by fair value gains of EUR 484 million and a gain on the guarantee provision of EUR 369 million. These were largely driven by hedge gains as a result of lower interest rates. In addition, positive real estate revaluations in the Netherlands amounted to EUR 100 million. In the United Kingdom, fair value losses totaled EUR 76 million and were mainly driven by negative fair value movements on equity hedges, following increased equity markets.

Realized gains of EUR 252 million mainly resulted from a EUR 224 million gain on the sale of bonds as part of the optimization of the investment portfolio in the Netherlands. In Spain & Portugal realized gains amounted to EUR 19 million as a result of the divestment of assets backing insurance liabilities. This was fully offset by a similar amount in other charges due to a related transaction.

1H 2019 Results - 15

The Hague – August 15, 2019

Other income of EUR 29 million was driven by a EUR 70 million book gain on the divestment of Czech Republic and Slovakia, as well as a gain of EUR 37 million in the United Kingdom related to policyholder taxes, which was offset by an equal amount in Aegon’s income tax line. These were largely offset by EUR 33 million integration expenses for Cofunds, EUR 23 million transition, conversion charges related to the agreement with Atos for administration services related to the Existing Business, both in the United Kingdom, and the aforementioned transaction in Spain.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe, excluding revaluation reserves, decreased by 10 basis points to 8.2%, as higher average equity more than offset higher net underlying earnings. For the Netherlands, return on capital for the first half of 2019 stood at 8.6%. The return over the same period in the United Kingdom was 7.3% and in SEE 7.0%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

Operating expenses

Operating expenses increased by 8% to EUR 776 million as a result of higher expenses in the Netherlands and the United Kingdom, partly offset by lower expenses in SEE. The main drivers in the Netherlands were the impact of Robidus, acquired in September 2018, higher expenses related to the own employee pension plan following a decrease of the discount rate, and investments in growth businesses. Higher expenses in the United Kingdom were mainly driven by higher restructuring expenses as a result of transition and conversion charges related to the agreement with Atos. Lower expenses in SEE were mainly due to the divestment of the businesses in Czech Republic and Slovakia and lower restructuring expenses compared with the first half of 2018.

Sales

Gross deposits declined by 16% to EUR 9.9 billion as gross deposits in the United Kingdom were down by 51% to EUR 3.6 billion mainly due to lower institutional platform flows, which have a low margin. Gross deposits in SEE declined by 13% to EUR 175 million, largely as a result of the loss of deposits from Czech Republic and Slovakia following the divestment. This was partly offset by a 41% increase to EUR 6.1 billion in the Netherlands, driven by continued momentum at Aegon’s Premium Pension Institution (PPI) and online bank Knab.

Net deposits for Europe decreased to a net outflow of EUR 2.0 billion driven by EUR 2.8 billion net outflows in the United Kingdom mainly reflecting lower gross deposits. These were partly offset by EUR 0.7 billion net inflows in the Netherlands at Knab and Aegon’s PPI, and EUR 0.1 billion in SEE.

Mortgage production in the Netherlands amounted to EUR 3.2 billion in the first half of 2019, of which EUR 1.9 billion was related to third-party investor demand, partly through the Dutch Mortgage Funds.

New life sales remained roughly stable at EUR 137 million in the first half of 2019. Lower sales in SEE due to the divestment of Aegon’s businesses in Czech Republic and Slovakia were offset by increasing protection sales in the United Kingdom. New life sales in the Netherlands remained stable, as higher sales following pension indexation premiums were offset by lower pension sales as a result of a continued shift in demand from defined benefit to defined contribution solutions, such as PPIs.

New premium production for Accident & Health was up by 24% to EUR 25 million as a result of higher sales in Spain following the launch of a new accidental death and disability product. New premium production for property & casualty insurance increased by 7% to EUR 65 million, driven by Hungary.

Market consistent value of new business

The market consistent value of new business in Europe was up 40% totaling EUR 103 million, primarily driven by higher MCVNB in the United Kingdom. In the United Kingdom, MCVNB increased strongly following higher pension volumes in Digital Solutions and higher margins on the Existing business.

Revenue-generating investments

Revenue-generating investments increased by 8% in the first half of 2019 to EUR 300 billion, primarily reflecting positive market movements.

1H 2019 Results - 16

The Hague – August 15, 2019

Europe
EUR millions	Notes	First half 2019	First half 2018%		Second half 2018%

Underlying earnings before tax
NL Life		262	238	10	223	18
NL Non-life		10	24	(58)	17	(40)
NL Banking		48	49	(2)	54	(10)
NL Service business		7	8	(1)	4	103
The Netherlands		328	318	3	297	10
UK Existing Business		53	59	(9)	48	11
UK Digital Solutions		16	10	66	12	42
United Kingdom		70	69	2	60	17
Southern and Eastern Europe		42	49	(14)	47	(12)
Underlying earnings before tax		439	435	1	404	9

Fair value items		(536)	76	n.m.	269	n.m.
Realized gains / (losses) on investments		252	61	n.m.	68	n.m.
Net impairments		(9)	1	n.m.	4	n.m.
Other income / (charges)	5	29	(179)	n.m.	(230)	n.m.
Income before tax		174	395	(56)	515	(66)
Income tax		(59)	(106)	44	(26)	(124)
Net income / (loss)		115	288	(60)	488	(76)

Net underlying earnings		346	356	(3)	318	9

Commissions and expenses		1,006	975	3	1,017	(1)
of which operating expenses		776	717	8	778	-

Gross deposits (on and off balance)	10
The Netherlands		6,121	4,328	41	5,841	5
United Kingdom		3,602	7,283	(51)	5,941	(39)
Southern and Eastern Europe		175	202	(13)	204	(14)
Total gross deposits		9,898	11,813	(16)	11,985	(17)

Net deposits (on and off balance)	10
The Netherlands		749	651	15	761	(2)
United Kingdom		(2,766)	2,154	n.m.	(929)	(198)
Southern and Eastern Europe		55	75	(26)	68	(18)
Total net deposits / (outflows)		(1,961)	2,879	n.m.	(100)	n.m.

New life sales	6, 10
Life single premiums		461	423	9	452	2
Life recurring premiums annualized		91	97	(6)	93	(2)
Total recurring plus 1/10 single		137	140	(2)	138	(1)

The Netherlands		52	52	1	49	7
United Kingdom		21	18	15	22	(2)
Southern and Eastern Europe		64	69	(8)	68	(5)
Total recurring plus 1/10 single		137	140	(2)	138	(1)

New premium production accident and health insurance		25	20	24	16	62
New premium production property & casualty insurance		65	61	7	60	8

Revenue-generating investments
		June 30, 2019	Dec. 31, 2018%		June 30, 2018%
Revenue-generating investments (total)		299,574	276,360	8	274,430	9
Investments general account		63,780	61,911	3	60,298	6
Investments for account of policyholders		109,657	98,912	11	90,085	22
Off balance sheet investments third parties		126,137	115,537	9	124,047	2

1H 2019 Results - 17

The Hague – August 15, 2019

Europe Segments, First half 2019 geographically

EUR millions		The Netherlands	United Kingdom	SEE	Europe

Underlying earnings before tax		328	70	42	439
Fair value items		(459)	(76)	-	(536)
Realized gains / (losses) on investments		230	1	21	252
Impairment reversals		(9)	-	-	(9)
Other income / (charges)	5	4	(16)	41	29
Income / (loss) before tax		93	(22)	103	174
Income tax (expense) / benefit		(26)	(23)	(10)	(59)
Net income / (loss)		67	(44)	92	115

Net underlying earnings		254	61	31	346

Commissions and expenses		431	350	224	1,006
of which operating expenses		389	263	123	776

Europe Segments, First half 2018 geographically

EUR millions		The Netherlands	United Kingdom	SEE	Europe

Underlying earnings before tax		318	69	49	435
Fair value items		81	(4)	-	76
Realized gains / (losses) on investments		39	21	1	61
Impairment reversals		-	-	1	1
Other income / (charges)	5	27	(182)	(25)	(179)
Income / (loss) before tax		466	(97)	26	395
Income tax (expense) / benefit		(98)	-	(9)	(106)
Net income / (loss)		368	(97)	17	288

Net underlying earnings		252	64	40	356

Commissions and expenses		380	346	248	975
of which operating expenses		323	253	141	717

1H 2019 Results - 18

The Hague – August 15, 2019

Asia

●	Underlying earnings before tax of USD 36 million with lower earnings from HNW business partly offset by higher earnings from direct marketing business and Strategic partnerships in China and India
●	Net income increases to USD 8 million benefitting from the commission tax law change in China
●	New life sales decline by 11% to USD 76 million impacted by continued challenging sales environment in HNW markets, partly offset by continued growth in China
●	Return on average capital invested improves by 2.1%-points to 5.5%

Underlying earnings before tax

Asia generated underlying earnings before tax of USD 36 million in the first half of 2019, which was USD 2 million or 5% below the prior year period. While the result from Strategic partnerships and Aegon Insights increased by USD 2 million and USD 4 million, respectively, underlying earnings from High-Net-Worth (HNW) business decreased by USD 7 million largely due to lower interest rates.

●

Earnings from HNW businesses amounted to USD 33 million, 18% lower than the first half of 2018. Lower interest rates led to intangible adjustments, which were partly offset by favorable claims experience.

●	Aegon Insights, the direct marketing business that is in run-off, raised its earnings by USD 4 million to USD 8 million, largely driven by expense savings and favorable claims experience.
●

Underlying earnings from Strategic partnerships improved by USD 2 million to a loss of USD 4 million, mainly driven by business growth and favorable persistency in China, and lower investments in new business in the traditional channel in India as it pivots towards digital channels. Earnings were offset by an investment in an eBroker initiative designed to connect the existing digital assets in Asia. The joint ventures in Japan remained loss-making. Aegon and Sony Life signed transaction agreements related to the divestment of Aegon’s 50% stake in the variable annuity joint ventures in Japan on June 28, 2019.

Net income

Net income from Aegon’s operations in Asia significantly increased to USD 8 million in the first half of 2019.

Fair value items amounted to a loss of USD 6 million mainly from hedging losses in Japan. Realized losses in Asia of USD 2 million were driven by normal trading activity and impairments of USD 1 million resulted from some small write-offs. Other charges of USD 18 million were mainly caused by a USD 9 million correction of modeled premium paying periods for a specific Accident & Health book, a USD 5 million provision for remediation of policies sold via the telemarketing channel in the run-off book of Aegon Insights, and a USD 3 million charge for the regular annual model and assumption updates in the HNW business.

In China, the banking and insurance regulator, CBRIC, has revised the tax deductibility of insurance sales commission from a cap of 10% of gross premium to 18%, while also enabling the excess portion above the cap to be treated as a temporary difference rather than a permanent difference. This positive change, made retrospectively to 2018, will further improve the profitability and capital generation of Aegon’s joint venture in China, Aegon THTF, as sales growth in recent years has led to substantial commission tax payments under the old rule.

Resulting from the commission tax law change, income tax benefited in the first half of 2019 from a one-off tax credit for 2018 of USD 5 million and from significantly lower income taxes in China as of 2019. Consequentially, Asia’s effective tax rate on underlying earnings improved significantly from 57% in first half of 2018 to 26% in the first half of 2019.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserves, improved by 2.1%-points to 5.5% benefiting from the commission tax law change in China and only slightly offset by lower underlying earnings before tax. When excluding the Japan joint ventures, as Aegon has agreed to sell its 50% stake to Sony Life, the pro-forma return on average capital invested is lifted to 6.7%.

Operating expenses

Operating expenses were stable at USD 95 million in the first half of 2019. Expense reductions in India and from the run-off of Aegon Insights were largely compensated by investments in growth in the HNW business, China and the eBroker initiative.

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Sales

Aegon has agreed to divest its 50% stake in the variable annuity joint ventures in Japan. Therefore, market consistent value of new business, revenue-generating investments, and deposits from Japan are no longer reported. Aegon Insights is in run-off and does not report new sales.

Total new life sales declined by 11% to USD 76 million. New life sales from HNW businesses decreased by 24% to USD 22 million reflecting continued pressure on the universal life business resulting from macro uncertainties and a shift of the market towards whole life type products. In Strategic partnerships, total new life sales declined by USD 2 million to USD 54 million. Sales growth in China was offset by adverse currency movements and lower sales in the traditional channel in India.

New premium production in Accident and Health insurance, produced in Aegon’s joint venture in China, Aegon THTF, was stable at USD 5 million.

Gross deposits from Strategic partnerships – generated by the joint venture in China – amount to USD 8 million and more than doubled compared to the first half of 2018. Net deposits amount to USD 7 million, increasing from USD 1 million in the first half of 2018.

Market consistent value of new business

The market consistent value of new business in Asia decreased from USD 35 million in the first half of 2018 to USD 21 million in the first half of 2019. Next to the exclusion of Japan in the first half of 2019, USD 12 million of the decline was driven by low interest rates and lower margins in China and the HNW business.

Revenue-generating investments

Revenue-generating investments amounted to USD 8.6 billion on June 30, 2019. This was a decline of USD 1.4 billion, driven by the derecognition of USD 2.4 billion revenue-generating investments related to the announced divestment of the joint ventures in Japan. On a like-for-like basis, revenue-generating investments increased by 13%. This increase was primarily driven by higher market value of assets due to lower interest rates and by growing books in the HNW business and in China.

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Asia
USD millions	Notes	First half 2019	First half 2018%		Second half 2018%

Underlying earnings before tax by line of business
High net worth businesses		33	40	(18)	31	7
Aegon Insights		8	4	97	5	63
Stategic partnerships		(4)	(6)	28	(9)	50
Underlying earnings before tax		36	38	(5)	27	36

Fair value items		(6)	(2)	(167)	5	n.m.
Realized gains / (losses) on investments		(2)	(11)	77	1	n.m.
Net impairments		(1)	-	n.m.	(7)	88
Other income / (charges)		(18)	(7)	(177)	(2)	n.m.
Income before tax		9	18	(51)	24	(63)
Income tax		(1)	(17)	95	(12)	93
Net income / (loss)		8	1	n.m.	12	(33)

Net underlying earnings		27	16	64	13	104

Commissions and expenses		139	140	(1)	133	4
of which operating expenses		95	96	(1)	92	3

China		8	3	152	-	n.m.
Japan		-	89	n.m.	58	n.m.
Total gross deposits*		8	93	(91)	58	(86)

China		7	1	n.m.	3	169
Japan		-	5	n.m.	(1)	n.m.
Total net deposits / (outflows)*		7	6	19	2	n.m.

New life sales	10
Life single premiums		230	277	(17)	224	3
Life recurring premiums annualized		53	57	(8)	37	44
Total recurring plus 1/10 single		76	85	(11)	59	29

High net worth businesses		22	29	(24)	24	(8)
Stategic partnerships		54	56	(4)	35	53
Total recurring plus 1/10 single		76	85	(11)	59	29

New premium production accident and health insurance		5	5	5	4	41
*Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Net & Gross Deposits of Japan are no longer included in 1H 2019.
Revenue-generating investments
		June 30, 2019	Dec. 31, 2018%		June 30, 2018%
Revenue-generating investments (total)*		8,617	9,879	(13)	9,773	(12)
Investments general account		7,263	6,539	11	6,418	13
Investments for account of policyholders		97	117	(18)	126	(24)
Off balance sheet investments third parties		1,258	3,222	(61)	3,228	(61)

*Due to the announced divestment of Aegon’s 50% stake in the joint ventures with Sony Life, Revenue Generating Investments of Japan are no longer included in 1H2019. Off-balance investments for Japan amount to USD 2.4 billion

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Asset Management

●	Underlying earnings before tax decrease to EUR 60 million driven by lower revenues in the Americas and Europe and lower performance fees in Strategic partnerships
●	Net income amounts to EUR 43 million
●	Solid external third-party net inflows of EUR 3.2 billion
●	Assets under management increase to EUR 339 billion mainly as a result of positive equity markets

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were down by 27% to EUR 60 million in the first half of 2019. This decrease was a result of lower earnings in the Americas, in Europe and in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC).

●

Earnings in the Americas decreased by EUR 4 million to EUR 23 million in the first half of 2019 and were mainly driven by lower origination fees due to lower commercial mortgage loan production, and higher project and personnel expenses. These were partly offset by higher management and performance fees.

●

Earnings in Europe were down EUR 9 million to EUR 7 million in the first half year of 2019, mainly due to the UK. In the UK, the departure of a number of fund managers and Brexit uncertainty led to outflows. These impacts more than offset lower expenses and positive markets. The result in the Netherlands was stable over the period with higher management fees from mortgages and asset backed securities portfolios being offset by higher project expenses.

●

Earnings from Strategic partnerships decreased by EUR 10 million to EUR 34 million. This decline was driven by AIFMC where lower performance fees compared with an exceptional first half year of 2018 were partly offset by higher management fees and lower expenses. Performance of La Banque Postale Asset Management was in line with previous year.

●

The result in Rest of World increased by EUR 1 million to a loss of EUR 3 million. This mainly resulted from positive seed capital performance, which was partly offset by lower revenue from lower assets under management.

Net income

Net income from Asset Management decreased by EUR 12 million to EUR 43 million. This was in line with the underlying earnings movement as there were no significant below the line items, similar to the first half of 2018.

Revenues

Total revenues decreased by 8% to EUR 278 million, mainly resulting from a decrease in performance fees, which more than offset US dollar strengthening. Performance fees decreased from EUR 26 million to EUR 4 million, mainly driven by lower performance fees from AIFMC compared with last year’s exceptionally high level. Management fees were down by 1% to EUR 243 million, as higher fees in China and the Americas were more than offset by lower fees from other regions due to a mix of lower assets under management and margin pressure. Management fees from external third parties as a percentage of average assets under management from external third parties amounted to 18 basis points on an annualized basis. Other income decreased slightly to EUR 31 million, because lower origination fees due to lower commercial mortgage loan production in the Americas were only partially offset by earnings from seed capital in the Americas.

Operating expenses

Operating expenses remained stable at EUR 219 million. Lower performance based compensation in AIFMC was offset by higher project and personnel expenses in the US, higher project expenses in Europe and strengthening of the US dollar. The cost/income ratio weakened by 6.3%-points to 78.7% as a result of the decrease in revenues. Annualized operating expenses as a percentage of average assets under management increased slightly by 1 basis point to 15 basis points.

Sales

External third-party gross inflows increased by 4% to EUR 33.5 billion in the first half of 2019. This resulted from increased inflows in AIFMC, mainly supported by a new mandate in the first quarter. In the Americas, gross inflows decreased due to lower sales in a number of product categories. In Europe, gross inflows decreased driven by the loss of key fund managers in the UK and Brexit uncertainty, which had a considerable impact.

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The external third-party net inflows were solid at EUR 3.2 billion. This was primarily due to AIFMC in China, which contributed EUR 2.6 billion. Net inflows in the Americas were EUR 0.6 billion, while flows in Europe showed a slight positive of EUR 0.3 billion, despite the outflows in the United Kingdom caused by key fund managers leaving. The Rest of World showed net outflows of EUR 0.4 billion, mainly due to increased competition in local markets, such as in Hungary.

Assets under management

Assets under management increased by EUR 23 billion to EUR 339 billion compared with the end 2018. This increase primarily resulted from positive market movements and external third-party net inflows, more than offsetting negative net flows in affiliates and the general account.

Return on capital

The return on average capital invested in Aegon Asset Management in the first half of 2019, excluding revaluation reserves, decreased from 29% to 18% as a result of lower underlying earnings and a higher capital base. The higher capital base stemmed mainly from higher regulatory capital requirements in Americas and in China for AIFMC.

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Asset Management
EUR millions	Notes	First half 2019	First half 2018%		Second half 2018%

Americas		23	27	(15)	35	(34)
Europe		7	16	(57)	15	(55)
Rest of World		(3)	(4)	22	(6)	41
Strategic partnerships		34	44	(23)	25	37
Underlying earnings before tax		60	83	(27)	69	(12)

Realized gains / (losses) on investments		-	2	(97)	-	(84)
Other income / (charges)		(1)	(1)	-	(3)	52
Income before tax		59	83	(29)	66	(11)
Income tax		(16)	(27)	40	(16)	-
Net income / (loss)		43	55	(23)	50	(14)

Net income / (loss) attributable to:
Owners of Aegon N.V.		42	55	(23)	49	(14)
Non-controlling interests		-	-	53	1	(11)

Net underlying earnings		44	61	(27)	52	(15)

Revenues
Management fees		243	245	(1)	247	(2)
Performance fees		4	26	(85)	7	(44)
Other		31	33	(4)	32	(2)
Total revenue *		278	303	(8)	286	(3)

General account		74	73	1	78	(5)
Third-party		204	230	(11)	208	(2)
Total revenue *		278	303	(8)	286	(3)

Operating Expenses		219	219	-	220	-

Cost / income ratio		78.7%	72.4%		76.7%

Gross flows external third-party
Americas		3,498	4,883	(28)	4,736	(26)
Europe		4,445	7,699	(42)	4,593	(3)
Rest of World **		(154)	99	n.m.	(171)	10
Strategic partnerships		25,692	19,486	32	18,170	41
Gross flows external third-party		33,481	32,167	4	27,328	23

Net flows external third-party
Americas		649	1,019	(36)	248	162
Europe		325	3,986	(92)	(708)	n.m.
Rest of World **		(353)	23	n.m.	(589)	40
Strategic partnerships		2,620	3,227	(19)	320	n.m.
Net flows external third-party		3,241	8,254	(61)	(729)	n.m.
* Net fees and commissions
** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		June 30, 2019	Dec. 31, 2018%		June 30, 2018%
Americas		108,261	102,628	5	104,592	4
Europe		150,397	139,111	8	144,586	4
Rest of World		2,677	2,871	(7)	2,771	(3)
Strategic partnerships		77,613	71,085	9	73,270	6
Total assets under management		338,949	315,694	7	325,219	4
General account *		113,377	107,506	5	107,451	6
Third-party		225,571	208,188	8	217,768	4

*  Please note that the numbers provided in this line are also included in other primary segments.

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Market consistent value of new business		MCVNB
EUR millions, after tax		First half 2019	First half 2018%		Second half 2018%

Americas		148	201	(26)	165	(10)
Europe		103	74	40	56	83
Asia		18	29	(37)	14	29
Total		270	304	(11)	236	14

Modeled new business: APE
		Premium business APE
EUR millions	Notes	First half 2019	First half 2018	%	Second half 2018	%
	7
Americas		427	359	19	280	53
Europe		1,396	809	73	815	71
Asia		72	75	(4)	56	29
Total		1,895	1,243	52	1,151	65

Modeled new business: Deposits
		Deposit business Deposits
EUR millions	Notes	First half 2019	First half 2018	%	Second half 2018%	%
	7
Americas		9,685	5,632	72	5,356	81
Europe		5	14	(62)	1	451
Asia		7	77	(91)	51	(86)
Total		9,698	5,722	69	5,408	79

Currencies

Income statement items: average rate 1 EUR = USD 1.1299 (2018: USD 1.2113).

Income statement items: average rate 1 EUR = GBP 0.873 (2018: GBP 0.8794).

Balance sheet items: closing rate 1 EUR = USD 1.1388 (2018: USD 1.1676; year-end 2018: USD 1.1432).

Balance sheet items: closing rate 1 EUR = GBP 0.8948 (2018: GBP 0.8843; year-end 2018: GBP 0.8976).

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 1H 2019 Financial Supplement is available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9126

The Netherlands: +31 (0) 20 703 8211

Passcode: 3042273

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2019 results

Second half year 2019 – February 13, 2020

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

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The Hague – August 15, 2019

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non- IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve and cash flow hedge reserve.

As from H2 2018 reporting, based on new definition for all periods.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

First half 2019

Employee expenses	1,078
Administrative expenses	721
Operating expenses for IFRS reporting	1,798
Operating expenses related to jv’s and associates	120

Operating expenses in earnings release	1,918

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11a)

Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Management Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

13)	The results in this release are unaudited.

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Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

o	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

o	Consequences of an actual or potential break-up of the European monetary union in whole or in part;

o	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;

o	The frequency and severity of insured loss events;

o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Acts of God, acts of terrorism, acts of war and pandemics;

o	Changes in the policies of central banks and/or governments;

o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o	Customer responsiveness to both new products and distribution channels;

o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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